UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 9, 2018

GRANITE CONSTRUCTION INCORPORATED

(Exact Name Of Registrant As Specified In Charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-12911 (Commission File Number)	77-0239383 (IRS Employer Identification No.)

585 West Beach Street

Watsonville, California 95076

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (831) 724-1011

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions ( see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

In response to an investor inquiry, Granite Construction Incorporated (“Granite”) is providing the following information relating to its current plans regarding the convertible notes of Layne Christensen Company (“Layne”) following the completion of Granite’s acquisition of Layne in a stock-for-stock merger, which includes the assumption of Layne’s outstanding debt (which merger is described in Granite’s Current Report or Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2018).

On February 14, 2018 representatives of Granite and Layne conducted an investor call in connection with the announcement of the stock-for-stock proposed merger of Granite and Layne. In that call, a Granite representative stated that Granite intends to refinance Layne’s 4.25% convertible notes. There was no discussion of timing. The 4.25% notes will mature on November 15, 2018 (see the definition of Maturity Date of Section 2.04 of the 4.25% note indenture furnished as Exhibit 99.1 to this report). If any 4.25% notes are not converted prior to November 15, 2018, Granite intends to refinance the outstanding 4.25% notes utilizing a combination of available cash and borrowings under Granite’s revolving credit facility.

The definition of Maturity Date in Section 2.04 of the 8.00% note indenture (furnished as Exhibit 99.2 to this report) specifies August 15, 2018 as the Maturity Date unless prior to that date either (1) the 4.25% notes are Effectively Discharged (as defined in the 8.00% note indenture), (2) the maturity date of the 4.25% notes is extended to a date beyond October 15, 2019, (3) all of the 4.25% notes are converted or (4) all of the 4.25% notes have been repurchased, redeemed or are otherwise no longer outstanding.

Forward Looking Statements

All statements included or incorporated by reference in this communication, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including, without limitation, the financing of the proposed merger between Granite and Layne and Granite’s plans and proposals regarding the maturity, repayment and refinancing of Layne’s outstanding notes. These forward-looking statements are not guarantees of future results and are subject to risks, including, among other things, the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from the stockholders of Layne are not obtained, litigation relating to the transaction, uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction and the terms and availability of the indebtedness planned to be incurred in connection with the transaction. If one or more of these risks or other risks materialize, actual results may vary from those expressed. For a more complete discussion of other risk factors that impact of business, financial condition and results of operations, see Granite’s filings with Securities and Exchange Commission, including the Registration Statement on Form S-4 filed with the SEC on March 12, 2018 and Granite’s Annual Report on Form 10-K for the year ended December 31, 2017. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Granite does not undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed merger, Granite has filed a registration statement on Form S-4, which includes a preliminary prospectus of Granite and a preliminary proxy statement of Layne (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Layne’s stockholders.

You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Granite on Granite’s Investor Relations website (www.investor.Granite.com) or by writing to Granite, Investor Relations, 585 West Beach Street, Watsonville, CA 95076 (for documents filed with the SEC by Granite), or by Layne on Layne’s Investor Relations website (www.investor.laynechristensen.com) or by writing to Layne Company, Investor Relations, 1800 Hughes Landing Boulevard, Suite 800, The Woodlands, TX 77380 (for documents filed with the SEC by Layne).

Participants in the Solicitation

Granite, Layne, and certain of their respective directors, executive officers, other members of management and employees and agents retained, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Layne stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Layne stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Granite’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2017. You can find more detailed information about Layne’s executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2017. Additional information about Granite’s executive officers and directors and Layne’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Indenture, dated as of November 12, 2012, between Layne Christensen Company and U.S. Bank National Association (incorporated by reference from Exhibit 4.1 to Layne’s Current Report on form 8-K dated November 12, 2013)

99.2	Indenture, dated as of March 2, 2015, among Layne Christensen Company, Guarantor parties thereto and U.S. Bank National Association (incorporated by reference from Exhibit 4.1 to Layne’s Current Report on form 8-K dated March 2, 2015)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION INCORPORATED

By:	/s/ Richard Watts
Richard Watts
General Counsel and Corporate Compliance Officer

Date: April 9, 2018